UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2002

File No__0-49605__

Commander Resources Ltd.

(Formerly Major General Resources Ltd.)

(Name of Registrant)

1550 – 409 Granville Street, Vancouver, B.C. V6C 1T2

(Address of principal executive offices)

1.   News Release dated November 27, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  XXX

No ____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Commander Resources Ltd.

(Registrant)

Dated November 27, 2002

/s/ William J. Coulter, President

1550 - 409 Granville Street Vancouver, B.C. V6C 1T2 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: November 27, 2002 TSX Venture Exchange: CMD Shares Issued: 17,328,831 News Release #02-13

Summary Report of Third Quarter

VANCOUVER, November 27 – Commander Resources Ltd. has released its B.C. Form 51-901F third quarter report containing financial statements in Canadian funds, prepared without audit, for the nine months ended September 30, 2002.  Pursuant to the requirements of National Instrument 54-102, this news release provides a reasonable summary of the information contained in the quarterly report.  Concurrently with this news release the Company is filing the quarterly report with the regulatory authorities through SEDAR (www.sedar.com) and has mailed it to shareholders whose names appear on the Company’s supplemental list.

Commander continued to search for and evaluate mineral exploration opportunities during the quarter.

At Green Bay, Newfoundland, Hudson Bay Exploration & Development completed a large drill program for volcanogenic copper-zinc rich massive sulphides.  Although significant base metal zones were encountered, the drill program was not successful in outlining targets that satisfy Hudson Bay’s size criteria.  Commander has received a notice of termination together with the required property reports.  Initial review of reports, drilling and geophysics indicates the presence of a number of untested targets.  Some of these targets are currently being drilled.

On September 7, 2001 the Commander/Donner Minerals Joint Venture (48%/52% respectively) granted Falconbridge Limited an option to earn a 50% interest in the 35.5 square kilometer Sarah Lake nickel property, Labrador.  To earn in, Falconbridge must spend $4,000,000 over five years.  Falconbridge, as the exploration manager, conducted detailed geophysical programs at Sarah Lake and its other property interests in the area.  These results, as well as the results of a summer drilling program conducted on properties adjoining Sarah Lake, are being used by Falconbridge to determine their 2003 program.

The potential for additional work on the Despinassy gold property located near Val d’Or, Quebec is under review.  Cameco Gold Inc., the operator and 70% joint venture partner, has decided against additional work and is currently offering its interest for sale.  Commander has a 30% joint venture interest in the project.

The Company is receiving the balance of the sales price of the Hammerdown gold deposit in Newfoundland at the rate of $10 per oz. on all gold produced between 70,000 oz. and 130,000 oz.  At present production rates, Commander will receive income of $250,000 this year with the balance of $350,000 in 2003.  As at September 30, 2002 a total of $112,165 has been received.

The Company is currently conducting an exploration drilling program to commence in November 2002 on the Orion gold property, Newfoundland.  Orion is owned 100% by Commander and is located in the vicinity of Hammerdown.

For the nine-month period ended September 30, 2002, the Company had net income of $122,234 compared with a loss of $262,267 in 2001.  The income was primarily due to payments of $112,165 received from Richmont Mines Inc. for the balance on the sale of the Hammerdown/Rumbullion Gold Deposit and investment income of $472,065, which includes the receipt of 890,000 shares of Diamonds North Resources Ltd. , valued at $445,000, received as a bonus for providing a working capital loan.  General and administrative expenses for the period were $489,359 compared with $298,641 in 2001.  Legal fees increased to $27,532 compared to $10,307 in the previous year due to the restructuring of the Company.  Audit and accounting fees increased to $36,045 compared to $20,850 due to changes in the Company structure and its reporting requirements.  Annual meeting costs increased to $34,636 compared to $5,981, which was due to an extraordinary general meeting of shareholders to formally approve the restructuring of the Company.  Investor relations increased from $20,344 in 2001 to $100,518 in 2002.  This significant increase in investor relation expenditures is due to the hiring of a consulting firm and an increase in conferences attended.

The Company spent a total of $191,201, net of recoveries, in exploration expenditures during the period.  As at September 30, 2002, the Company had working capital of $2,228,140 compared to working capital of $1,298,069 as at December 31, 2001.  The Company has sufficient working capital on hand to meet its ongoing obligations as they come due.

William J. Coulter

President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
http://www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.